2024 REPORT

AJNA BioSciences


AJNA™
BIOSCIENCES

LETTER

Dear investors,

2024 was a transformative year for AJNA BioSciences. Thanks to your support, we achieved critical milestones that bring us closer to delivering FDA-approved botanical pharmaceuticals to those in need.
We now have three drug candidates in our pipeline, each at different stages of development:
✔ AJA001 (Autism Spectrum Disorder): Successfully completed Phase 1 clinical trials, with Phase 2 trials set to begin in Q2 2025.

✔ AJA002 (Generalized Anxiety Disorder): Preparing for Phase 1 trials in late 2025.

✔ AJA003 (Post-Traumatic Stress Disorder): In development stage

and set to enter preclinical studies in 2025, to pave the way for future trials.

Beyond our scientific advancements, 2024 was also a successful year for fundraising, allowing us to maintain momentum. In 2025, we are actively raising funds again to support our next major milestones.

Your belief in botanical medicine as the future of pharmaceuticals fuels our work every day. Together, we are proving that natural, full-spectrum botanical therapies can compete with and improve upon traditional pharmaceuticals—and we are doing it within the FDA regulatory framework.

Looking ahead, our focus remains on:
✔ Advancing our drug candidates through the next regulatory approval milestones.
✔ Continuing exploratory research to expand our pipeline of innovative botanical therapies.
✔ Striving to reshape the $678 billion pharmaceutical industry with safer, plant-based alternatives.
We are proud of how far we've come, but we know the best is yet to come. Thank you for standing with us on this journey. Your support is what makes this possible!
With gratitude,
The AJNA BioSciences Team

We need your help!

Our investors play a crucial role in raising awareness about AJNA BioSciences and our groundbreaking work in botanical drug development. Your support helps drive our mission forward! We invite you to stay engaged and be on the lookout for our next Community Fundraising Round in 2025. You can make a meaningful impact by:
✔ Spreading the word—share our mission on social media, forward

our campaign emails, and introduce AJNA to your network.

✔ Engaging potential investors—direct interested individuals to our website and encourage them to learn more.

✔ Amplifying awareness—helping more people discover AJNA ensures we secure the funding needed to advance our botanical drugs through the FDA process and stay on track for success.

With your continued support, we will pioneer a new class of natural pharmaceuticals, with the goal of providing safer, more effective treatment options for those in need. Thank you for being part of this journey!

Sincerely,

Joel Stanley
CEO & Co-Founder

Jesse Stanley
Board Member & C0-Founder

How did we do this year?

REPORT CARD

A+

☺ The Good

The Company continued development of its two lead drug candidates. The AJA001 drug candidate completed Phase 1 trials in 2024.

The Company raised over $4 million in 2024 and invested $2 million in the DeFloria joint venture company.

The Company developed proprietary processes for extraction and formulation, providing important IP and pipeline advancement.

☹ The Bad

Our first IND filing was delayed to Jan 2025. The IND is on on file and the FDA has cleared AJA001 to enter Phase 2.

The delay of the IND consequently delayed fundraising efforts for the DeFloria JV, which is now underway.

More funds raised would have allowed us to provide more R&D resources and momentum for other pipeline new drugs.

2024 At a Glance

January 1 to December 31



$3,267,479 [28%]

Revenue



-$2,370,149 [125%]

Net Loss







$512,723 [95%]
Short Term Debt



$4,169,232
Raised in 2024



$864,394
Cash on Hand
As of 03/13/25

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$9,372,650

$4,558,657

$3,267,479

-$2,370,149

2023

2024

Net Margin: -73%   **Gross Margin:** 0%   **Return on Assets:** -14%   **Earnings per Share:** -$0.10

Revenue per Employee: $163,374   **Cash to Assets:** 12%   **Revenue to Receivables:** ~   **Debt Ratio:** 15%

We ❤️ Our 548 Investors

Thank You For Believing In Us

Thank You!

From the AJNA BioSciences Team



Joel Stanley

CEO & Co-Founder

Leader in botanical drug innovation and CBD industry trailblazer. Scaled CBD category leader Charlotte's Web from 0 to IPO with $75M in annual revenue. Former Chairman ...



Bob Judge

VP, Finance

Finance executive with extensive leadership experience. Former CFO & COO at Timberline Industries & CEO at Lane Industries & Lane Pursuits, overseeing private equity ...



Orrin Devinsky

MD, Chief Medical Advisor

Distinguished neurologist specializing in epilepsy & behavioral disorders. Renowned Professor of Neurology,...



Scott Hansen

VP, Lab Operations & Quality

Pharmaceutical operations expert. Specialist in quality systems and driving market advancement in cannabis and...

Details

The Board of Directors

Director	Occupation	Joined
Jesse Stanley	CEO @ SB USA Holdings, Inc.	2021
Joel Stanley	CEO @ AJNA BioSciences PBC	2021

Officers

Officer	Title	Joined
Joel Stanley	CEO President CEO	2021

Voting Power ❷

No one has over 20% voting power.

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
06/2021	$1,000,000		Other
06/2021	$1,000,000		Other
09/2021	$1,000,000		Regulation D, Rule 506(b)
09/2021	$500,000		Regulation D, Rule 506(b)
09/2021	$2,870,000		Regulation D, Rule 506(b)
10/2021	$500,000		Regulation D, Rule 506(b)
08/2022	$120,000		Other

08/2022	$120,000		Other
08/2022	$40,000		Other
09/2022	$150,000		Other
10/2022	$1,200,000		Regulation D, Rule 506(b)
01/2023	$250,000		Other
04/2023	$715,000		Other
04/2024	$550,000		Other
05/2024	$1,500,000	Preferred Stock	Regulation D, Rule 506(b)
07/2024	$124,998		Regulation D, Rule 506(b)
08/2024	$9,998	Preferred Stock	Regulation D, Rule 506(b)
08/2024	$750,000	Preferred Stock	Regulation D, Rule 506(b)
10/2024	$1,234,236		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
09/30/2021	$1,000,000	6.0%	0.0%	None	05/28/2024
09/30/2021	$500,000	6.0%	0.0%	None	05/28/2024
09/30/2021	$2,870,000	6.0%	0.0%	None	05/28/2024
10/01/2021	$500,000	6.0%	0.0%	None	05/28/2024
10/24/2022	$1,200,000	6.0%	0.0%	None	05/28/2024
04/26/2024	$550,000	8.0%	0.0%	$0	04/26/2025

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Blue Water Irrevocable Trust	06/18/2021	$1,000,000	$0	6.0%	05/28/2024	
The CK&J Irrevocable Trust	06/18/2021	$1,000,000	$0	6.0%	05/28/2024	
CK&J Irrevocable Trust	08/01/2022	$120,000	$0	3.0%	08/01/2023	
Jared Stanley	08/01/2022	$40,000	$0	3.0%	08/01/2023	
Jared Stanley	09/12/2022	$150,000	$0	3.0%	09/12/2023	
Jared Stanley	01/30/2023	$250,000	$0	3.0%	01/30/2024	
DeFloria LLC	04/06/2023	$715,000	$795,996	8.0%	04/01/2026	Yes

Related Party Transactions

On April 6, 2023, the Company: • jointly formed an entity, DeFloria, with CW and BAT. The Company holds 400,000 common units of DeFloria, representing a 40% voting interest. • entered into an 8% interest bearing unsecured promissory note ("the Note") with DeFloria in the amount of $715,000 to be used by the Company for capital expenditures and working capital purposes. • and DeFloria entered into a Master Services Agreement in which the Company will be reimbursed for the provision of research and development and general and administrative services to DeFloria.

Name	Jared Stanley
Amount Invested	$500,000
Transaction type	Convertible Note
Issued	09/30/2021
Interest	6.0 per annum
Discount rate	0.0
Maturity	05/28/2024
Converted	Yes
Valuation cap	None
Relationship	Founder

The note was converted to preferred stock on May 28, 2024.

Name	The CK&J Irrevocable Trust
Amount Invested	$1,000,000
Transaction type	Loan
Issued	06/18/2021
Outstanding principal plus interest	$0 as of 03/2025
Interest	6.0 per annum
Maturity	05/28/2024
Relationship	Founder

This promissory note principal was rolled into a convertible note on September 30, 2021 and then converted to preferred stock on May 28, 2024.

Name	Tristan 2 Arlo Irrevocable Trust
Amount Invested	$500,000
Transaction type	Convertible Note
Issued	10/01/2021
Interest	6.0 per annum
Discount rate	0.0
Maturity	05/28/2024
Converted	Yes
Valuation cap	None
Relationship	Founder

This convertible note was converted to preferred stock on May 28, 2024.

Name	Blue Water Irrevocable Trust
Amount Invested	$1,000,000
Transaction type	Loan
Issued	06/18/2021
Outstanding principal plus interest	$0 as of 03/2025

Interest	6.0 per annum
Maturity	05/28/2024
Relationship	Founder

This promissory note principal was rolled into a convertible note on September 30, 2021 and then converted to preferred stock on May 28, 2024.

Name	Master and a Hound Irrevocable Trust
Amount Invested	$1,000,000
Transaction type	Convertible Note
Issued	09/30/2021
Interest	6.0 per annum
Discount rate	0.0
Maturity	05/28/2024
Converted	Yes
Valuation cap	None
Relationship	Founder

The note was converted to preferred stock on May 28, 2024.

Name	CK&J Irrevocable Trust
Amount Invested	$120,000
Transaction type	Loan
Issued	08/01/2022
Outstanding principal plus interest	$0 as of 03/2025
Interest	3.0 per annum
Maturity	08/01/2023
Relationship	Founder

Name	Jared Stanley
Amount Invested	$40,000
Transaction type	Loan
Issued	08/01/2022
Outstanding principal plus interest	$0 as of 03/2025
Interest	3.0 per annum
Maturity	08/01/2023
Relationship	Founder

Name	Jared Stanley
Amount Invested	$150,000
Transaction type	Loan
Issued	09/12/2022

Outstanding principal plus interest	$0 as of 03/2025	
Interest	3.0 per annum	
Maturity	09/12/2023	
Relationship	Founder	

Name	Jared Stanley
Amount Invested	$250,000
Transaction type	Loan
Issued	01/30/2023
Outstanding principal plus interest	$0 as of 03/2025
Interest	3.0 per annum
Maturity	01/30/2024
Relationship	Founder

Name	DeFloria LLC
Amount Invested	$715,000
Transaction type	Loan
Issued	04/06/2023
Outstanding principal plus interest	$795,996 as of 03/2025
Interest	8.0 per annum
Maturity	04/01/2026
Outstanding	Yes
Current with payments	Yes
Relationship	Joint Venture Company

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Common Stock	19,027,774	3,087,843	Yes
Class B Common Stock	8,350,000	8,350,000	Yes
Series Seed Preferred Stock	12,077,074	11,288,770	Yes
Series Seed 1 Preferred Stock	1,729,305	141,010	Yes

Warrants: 865
Options: 1

Form C Risks:

An inv estment in the preferred stock is speculative, and we cannot assure the investor of any return on such investment.

The Company's clinical trials could prove that the candidate botanical drug substances are not effective for the targeted indications.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company will have broad discretion in using the new proceeds for this offering. Investors will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the net proceeds we receive as a result of this offering.

We anticipate that we will need to raise additional funds to take advantage of strategic business opportunities, to complete product development, to fund future operation activities and/or pay off or refinance debt.

Changes in tax laws may affect us and our shareholders. There can be no assurance that the U.S Federal income tax treatment of the Company or an investment in the Company will not be modified, prospectively or retroactively, by legislative, judicial or administrative action, in a manner adverse to the Company, our note holders, or our shareholders.

The Company currently has no product revenue and will not be able to maintain operations and research and development without additional funding. Given the nature of the drug development business, and the length of clinical trials and the significant amount of time that it can take to develop and obtain all necessary regulatory and other approvals for any particular drugs or products, it may take a significant amount of time amounting to a significant number of years before the Company is able to generate revenue.

Operations in foreign countries. Certain of our research, development, clinical studies, cultivation and other operations will be conducted in foreign countries, including but not limited to the countries of Australia and Colombia, and will be subject to all local foreign laws and regulations.

Violations and/or changes of laws and regulation could result in repercussions, and psychedelic inspired drugs may never be approved as medicines and psychedelic assisted therapy may face similar challenges.

Failure to comply with health and data protection laws and regulations could lead to federal, state or provincial government enforcement actions, including civil or criminal penalties, private litigation and adverse publicity and could negatively affect our operating results and business.

We operate in a highly regulated sector and may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where we carry on business.

Reliance on the Stanley Brothers and the Company's License to Use the "Stanley Brothers" Name Likeness and Related Intellectual Property. The Company and its brand is closely associated with the Stanley Brothers. Any act, omission or occurrance which negatively effects

associated with the Stanley Brothers. Any act, omission or occurrence which negatively effects the reputation of or goodwill associated with the Stanley Brothers may have commensurate impact on the Company. While certain Stanley Brothers are currently directors and officers of the Company, and the Stanley Brothers own the majority of voting power of the stock of the Company, the Company does not control or otherwise exert any meaningful influence upon any of the Stanley brothers and has no effective means of mitigating such risks.

Other activities of the Stanley Brothers. The Stanley Brothers and certain affiliates and parties associated with the Stanley brothers currently, and may in the future, conduct business which conflicts with the business of the Company. The mechanisms available to the Company to effectively deal with such conflicts (which may include competition) may be limited.

Our status as a Public Benefit Corporation may not result in the benefits that we anticipate. We are a public benefit corporation under Delaware law. There is no assurance that the expected positive impact from being a public benefit corporation will be realized

To further our mission as a Public Benefit Corporation, the Company aims to pay an annual charitable foundation fee. AJNA intends to seek certification as a Certified B Corporation by B Lab, and to identify and implement projects that will serve the community and advance AJNA's mission of helping people. To further our mission, AJNA intends to provide annual fees to a charitable foundation that is being formed for these purposes, which, based on current estimates, would range from $100,000 to $2.5 million based on the market capitalization of the company if AJNA goes public through an IPO, RTO or similar event.

We are subject to intense competition for skilled personnel. The loss of key personnel or the inability to attract additional personnel could impair our ability to conduct operations.

We anticipate future losses and cannot predict when we will become profitable, if at all. The Company believes that operating losses will continue as we are planning to incur significant costs associated with our expansion, our research and development initiatives and the clinical development of our projects. Our net losses have had and will continue to have an adverse effect on, among other things, shareholders' equity, total assets and working capital.

The Company anticipates requiring substantial additional financing to operate our business and we may face difficulties acquiring additional financing on terms acceptable to us or at all.

We face substantial competition and our competitors may discover, develop or commercialize therapies before or more successfully than us, which may result in the reduction or elimination of our commercial opportunities.

Competition for patients in conducting clinical trials may prevent or delay product development and strain our limited financial resources

We may rely on third parties to conduct our clinical trials and perform data collection and analysis, which may result in costs and delays to our business.

Relying on third-party suppliers may result in delays in our clinical trials and introduction of our product to the market.

If our products are commercialized, it does not assure acceptance by physicians, patients, third-party payors, or the medical community in general.

We could face substantial competition from companies with considerably more resources and experience than we have, which may result in others discovering, developing, receiving experience than we have, which may result in others discovering, developing, receiving approval for, or commercializing products before or more successfully than us.

The Company faces exposure to fraudulent or illegal activity by employees, contractors, consultants and agents, which may subject the Company to investigations and actions.

The Company faces risks related to the novelty of the medical psychedelics industry, and the resulting lack of information regarding comparable companies, unanticipated expenses, difficulties and delays, and the offering of new products and services in an untested market

We are dependent on the popularity and acceptance of our brand portfolio. Our ability to generate revenue and be successful in the implementation of our business plan is dependent on consumer acceptance of and demand for our products. Acceptance of and demand for our products depends on several factors, including availability, cost, ease of use, familiarity of use, convenience, effectiveness, safety and reliability. If these customers do not accept our products, or if such products fail to adequately meet customers' needs and expectations, our ability to continue generating revenues could be reduced.

The Company is subject to environmental, health and safety laws and regulations and may become exposed to liability and substantial expenses in connection with environmental compliance or remediation activities which may adversely affect our business and financial condition.

The Company faces risks related to its information technology systems, including potential cyber-attacks and security and privacy breaches.

The Company faces risks related to its insurance coverage and uninsurable risks. The Company's business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, fires, riots, civil unrest, labor disputes, civil and criminal actions, and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability. Although we intend to continue to maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations.

The Company may be subject to growth-related risks, including capacity constraints and pressure on our internal personnel, processes, systems and controls. Our ability to manage growth effectively will require us, among other things, to continue to implement and improve our operational and financial systems and processes, and to expand, train and manage our employee base. Our inability to manage this growth effectively and efficiently may have a material, adverse effect on our business, prospects, revenue, results of operation and financial condition.

Unfavorable publicity or consumer perception of psychedelic inspired medicine may have an adverse impact on our operational results, consumer base and financial results.

The Company's business, financial condition, results of operations, and cash flow may be negatively impacted by challenging global economic conditions.

Epidemics and pandemics, including the recent COVID-19 pandemic, may have a significant negative impact on our business and financial results.

The Company's intellectual property may be difficult or impossible to protect. Failure to adequately maintain and enhance protection over our proprietary information, as well as over unregistered intellectual property of companies that we acquire, could have a material, adverse effect on our business, financial condition or results of operations.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could subject us to significant liabilities and other costs

If the Company is unable to adequately protect and enforce its intellectual property, competitors may take advantage of its development efforts or acquired technology and compromise its prospects of marketing and selling its key products

The Company may require additional third-party licenses to effectively develop and manufacture its key product and it is currently unable to predict the requirement, availability or cost of such licenses.

Changes in patent law and its interpretation could diminish the value of patents in general, thereby impairing the Company's ability to protect its product candidates. As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property rights, particularly patents.

Lawsuits or investigations could divert our resources, result in substantial liabilities and reduce the commercial potential of our products

Litigation regarding patents, patent applications, and other proprietary rights may be expensive, time consuming and cause delays in the development and manufacturing of our key products. The Company's success will depend in part on its ability to operate without infringing the proprietary rights of third parties.

The Company faces an inherent risk of product liability claims as a potential manufacturer, processor and producer of products that are intended to be ingested by people. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company's potential products and have a material, adverse effect on our business, results of operations and financial condition.

The Company's future products may be subject to product recalls, which may result in expense, legal proceedings, regulatory action, loss of sales and reputation, and diversion of management attention.

The Company may face potential enforcement actions if we fail to comply with applicable laws. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. We may be required to compensate those suffering loss or damage by reason of their operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Our note holders and shareholders are subject to significant dilution from issuance of further equity. To retain, incentivize and reward the people necessary to build the Company, the Company intends to offer future equity to its directors, officers, executives, employees, consultants, and others in various forms including but not limited to restricted stock, stock options, employee stock purchase plans, purchase warrants, and convertible notes. The issuance of such shares may be significantly dilutive to our existing shareholders issuance of such shares may be significantly dilutive to our existing shareholders.

Substantial risks associated with drug development. Drug development is subject to various laws, regulations and guidelines by federal, state and local governmental authorities. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over our drug development activities, including the power to limit or restrict business activities as well as impose additional disclosure requirements on our products and services. Given the early stage of our product development, we can make no assurance that our research and development programs will result in regulatory approval or commercially viable products.

There are significant restrictions on the transferability of the securities offer hereby which will drastically limit the liquidity of the investment.

If the Company is disqualified from or loses its registration(s) with the Drug Enforcement Administration (DEA), it may be unable to continue a substantial part of its research and development business among other activities.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

AJNA BioSciences PBC

Delaware Public Benefit Corporation
Organized April 2021
20 employees
8022 Southpark Circle
Suite 500
Littleton CO 80120 https://ajnabiosciences.com/

Business Description

Refer to the AJNA BioSciences profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

AJNA BioSciences is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.